FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of FEBRUARY, 2001


                             TRIMARK OIL & GAS LTD.
                 (Translation of registrant's name into English)

                                     0-30196
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRIMARK OIL & GAS LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  February 23, 2001               By  /s/ Nick DeMare
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 685-9316 o FAX: (604) 683-1585
                    CDNX SYMBOL: TMK.V o OTCBB SYMBOL: TOGSF

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NEWS RELEASE                                                   FEBRUARY 23, 2001


At the annual general meeting held February 22, 2001, shareholders of the Company elected Messrs. Donald W. Busby, Nick DeMare, George Muscroft and Dick Darrow as directors. At a directors meeting held following the shareholders meeting, Mr. Donald W. Busby was appointed President, Chairman and Chief Executive Officer and Mr. Harvey Lim as Corporate Secretary.

Mr. Darrow is a new addition to Trimark's management team. Mr. Darrow is a petroleum geologist resident in Bakersfield, California and has extensive experience in the oil and gas industry. From 1953 through March 1984, Mr. Darrow was employed with Standard Oil Company of California. Since his early retirement, as a senior staff geologist, Mr. Darrow has been a self-employed consulting geologist. Mr. Darrow has an extensive geological knowledge of the San Joaquin and Sacramento oil and gas basins of California.


ON BEHALF OF THE BOARD



/s/Donald W. Busby
-----------------------------------------
Donald W. Busby, Chairman


       The Canadian Venture Exchange has not reviewed and does not ccept responsibility for the adequacy or the accuracy of this release.